Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC.

(unaudited)

	Six Months
	Ended June 30,		Fiscal Year Ended
(In millions)	2011	2010	2010	2009	2008	2007	2006

Loss from Continuing Operations Before Taxes	$(356)	$(406)	$(713)	$(617)	$(312)	$(1,168)	$(810)
Interest on Debt, Net of Capitalized Interest	317	294	586	595	570	609	670
Amortization of Capitalized Interest	—	—	—	—	48	68	68
Portion of rents deemed representative of the interest factor (1/3)	35	34	69	68	68	63	44

(Losses) Earnings Available for Fixed Charges	$(4)	$(78)	$(58)	$46	$374	$(428)	$(28)

Interest on Debt	$317	$294	$586	$595	$570	$609	$670
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	35	34	69	68	68	63	44

Total Fixed Charges	$352	$328	$655	$663	$638	$672	$714

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(356)	$(406)	$(713)	$(617)	$(264)	$(1,100)	$(742)